SABRA HEALTH CARE REIT, INC. AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(dollars in thousands)

	Three Months Ended September 30,				Nine Months Ended September 30,
	2014		2013		2014		2013

Earnings
Pre-tax net income	$17,198		$11,821		$24,673		$20,716
Add:
Fixed charges	10,548		9,747		32,692		29,907
Noncontrolling interest	6		—		29		—
Earnings, as adjusted	$27,752		$21,568		$57,394		$50,623

Fixed charges
Interest expensed and capitalized	$9,600		$9,067		$29,889		$28,024
Amortized premiums, discounts and capitalized expenses related to indebtedness	940		672		2,779		1,860
Estimate of interest within rental expense	8		8		24		23
Fixed charges, as adjusted	10,548		9,747		32,692		29,907
Preferred stock dividends	2,561		2,579		7,682		5,406
Combined fixed charges and preferred stock dividends	$13,109		$12,326		$40,374		$35,313

Ratio of earnings to combined fixed charges and preferred stock dividends	2.12	x	1.75	x	1.42	x	1.43	x